UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release titled “ABB launches Next Level strategy” issued by ABB Ltd dated September 9, 2014 together with related Supplemental financial information.

2.              Press release titled “ABB Board of Directors proposes David Constable for election as new member” issued by ABB Ltd dated September 9, 2014.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

Press Release

ABB launches Next Level strategy

•                  Accelerated sustainable value creation of leading power and automation portfolio

•                  Shift in center of gravity driving profitable organic growth, strengthening competitiveness and lowering risk

•                  Improving performance through leading operating model

•                  Driving change through 1,000-day programs

•                  Future company and Executive Committee structure aligned with new strategy

•                  Undiluted global business lines as core of ABB

•                  Peter Terwiesch appointed to Executive Committee as head of Process Automation

•                  Market focused, streamlined regional structure

•                  From 8 to 3 regions, led by experienced EC members: Frank Duggan for Asia, Middle East and Africa; Greg Scheu for Americas; Veli-Matti Reinikkala for Europe

•                  David Constable, CEO of Sasol, nominated to Board of Directors

•                  New targets focused on attractive shareholder returns

•                  Shareholders participate in strong cash generation through $4 billion share buyback

London/Zurich, Sept. 9, 2014 — ABB today presented its Next Level strategy and financial targets for the 2015-2020 period aimed at accelerating sustainable value creation. The strategy is building on ABB’s three focus areas of profitable growth, relentless execution and business-led collaboration. In the next period, the company will drive profitable growth by shifting its center of gravity toward high-growth end markets, enhancing competitiveness and lowering risk in business models.

The company expects to grow operational earnings per share (EPS) 10-15 percent CAGR and deliver attractive cash returns on investment (CROI) in the mid-teens over the period 2015-2020. It targets to grow revenues on a like-for-like basis on average 4-7 percent per year, faster than forecasted GDP and market growth. ABB plans to steadily increase over the same time period its profitability, now measured in operational EBITA, within a bandwidth of 11-16 percent while targeting an average conversion of the annual free cash flow above 90 percent. The new financial targets take effect on Jan. 1, 2015.

“Our Next Level strategy will focus on actions centered on accelerating ABB’s organic growth momentum, margin accretion as well as enhanced capital efficiency to deliver greater shareholder value,” ABB CEO Ulrich Spiesshofer said. “We are shifting our center of gravity towards higher growth segments while enhancing competitiveness and lowering risk particularly in our Power Systems division. We are increasing the customer focus of our organization by streamlining it for greater agility and speed. We will drive change with focused 1,000-day programs to ensure a successful implementation.”

ABB will continue to build on its leading power and automation portfolio, which will be managed in its business units under the leadership of the five divisions. As of January 2015, its regional structure will be streamlined to three regions responsible for customer collaboration, shared services and the related countries. “These moves will improve customer focus as well as productivity, result in clear responsibility and accountability and drive market oriented collaboration,” said Spiesshofer.

In line with its Next Level strategy, the company is aligning its Executive Committee (EC) structure. Peter Terwiesch, currently head of ABB in Central Europe and Germany, has been appointed EC member responsible for the Process Automation division. The three newly created regions will be led by experienced EC members — Frank Duggan (Asia, Middle East and Africa), Greg Scheu (Americas) and Veli-Matti Reinikkala (Europe). All changes are effective Jan. 1, 2015.

David Constable, the CEO of Sasol, has been nominated to the Board of Directors for election at the 2015 Annual General Meeting. He brings a wealth of experience to the Board in EPC businesses and process industries as well as strong links to Africa, an important growth region for ABB.

“Our share buyback program announced today allows shareholders to directly benefit from the continued solid cash generation of our businesses as well as our recent pruning of non-core businesses, and is a strong sign of our commitment to continuously delivering attractive shareholder returns,” Spiesshofer said. “In addition, it is a strong vote of confidence in the future growth potential of ABB.”

Shareholders will participate in ABB’s strong cash generation through a share buyback program of up to $4 billion expected to commence on Sept. 16, 2014. The company intends to allocate approximately three-quarters of the buyback program to a reduction of share capital and the remainder to support its employee share programs globally with a total of more than 22,000 participants.

Next Level strategy

ABB’s Next Level strategy is based on the company’s three strategic focus areas of profitable growth, relentless execution and business-led collaboration.

ABB Next Level — 2020 targets(1)
Revenue growth(2)	4-7%
Operational EBITA %(3)	11-16%
Operational EPS growth CAGR(4)	10-15%
Free cash flow (FCF) conversion to net income	>90%
CROI %	Mid-teens

Operational EBITA % 2015-2020 divisional targets
Discrete Automation and Motion	14-19%
Low Voltage Products	15-19%
Process Automation	11-15%
Power Products	12-16%
Power Systems(5)	7-11%

Profitable growth

ABB is well positioned in attractive customer segments. Its combined power and automation portfolio targeting greater customer value continues to be the core of the Next Level strategy. The market for power and automation in the utilities, industry, and transport and infrastructure sectors exceeds $600 billion per year and is expected to grow faster than GDP from 2015 to 2020, adding roughly $150 billion of incremental market opportunities.

Key drivers are the big shift in the electricity value chain, industrial productivity improvements as well as rapid urbanization and the need for energy efficiency in public transport. The company plans to grow ahead of the market by driving its PIE (penetration, innovation and expansion) initiatives on penetration of existing, and expansion into additional, high-growth market segments. Continued strong investments into R&D of at least $1.5 billion annually will create innovations for customer value, addressing the big shift in the electricity value chain and the opportunities of the fourth industrial revolution.

(1)  For definitions refer to “Supplemental Financial Information” under “Capital Markets Day 2014” — “More information” on our website at www.abb.com/investorrelations

(2)  Average annual revenue growth on a like-for-like basis, over six years, base year 2014.

(3)  Target is on a full-year basis

(4)  CAGR = compound annual growth rate. Base year is 2014 and assuming constant exchange rates.

(5)  The margin target for Power Systems will be in effect as of Jan. 1, 2016, after concluding the “step change” program

ABB’s global growth opportunities across its businesses have been identified using the “heat map” approach launched in 2013.

ABB expects about three quarters of its future incremental revenues to come from industry as well as transport and infrastructure with a significant emphasis on its strong service offering, supporting the strategic shift in the center of gravity of ABB’s regions and end markets. Over the strategic period the company will shift its center of gravity towards strengthened competitiveness, higher organic growth momentum and lower risk.

ABB’s strong competitive position will be further enhanced by expanding the customer value proposition into engineering/consulting, software and value added services. It will further accelerate its software-led differentiation, building on a well-established base as the majority of its offerings are already software related.

High growth segments and PIE

ABB is well positioned to access high growth segments in its customer end markets. In utilities, the strong emergence of micro-grids and the transformation towards a digital grid; in process industries such as oil and gas and mining, the design of facilities of the future; and in transport and infrastructure, the rapid growth of data center electrification and public transport, are only a few of the examples for high growth opportunities.

ABB will build on its success in increasing customer satisfaction to realize the benefits of these opportunities. This is seen in an increase in the customer satisfaction measure Net Promoter Score (NPS) of 30 percentage points over the last four years to 46 percent in 2014 and the strong order momentum in the first half of the year. This momentum will be maintained and further enhanced by driving the application of the promising PIE approach to the next level.

Together with its strong focus on organic growth, the company will contribute to the shift in its center of gravity with targeted risk mitigation of the identified business and portfolio risk profile. It will achieve this by changing business models, improving planning and execution in operations, and strengthening the existing alignment between performance and compensation. This will result in lower volatility, as well as higher predictability and profitability.

ABB will complement its strong focus on organic growth by building on its proven track record of successful mergers & acquisitions to identify and execute incremental acquisitions in line with the new strategy. In addition, targeted partnerships with complementary partners that offer a good cultural fit for increased customer value will play a larger role in driving growth in the future. The first joint breakthroughs in this area include the cooperation with the leading Chinese technology group BYD on energy storage and electric mobility as well as with Philips on building automation.

Relentless execution

ABB will base the execution of its strategic priorities on a comprehensive operating model, broadening its successful programs for cost reduction and supply chain management. Progress on the strategy will be closely tracked through the recently enhanced robust operational excellence and performance management system. This includes key financial and operational metrics, focused on customers, costs and cash. Management compensation will be directly linked to these measures. To drive the execution of all strategic initiatives and to support the overall implementation of ABB’s Next Level strategy, 1,000 day programs will be launched, overseen by a program office reporting to the CEO.

Business-led collaboration

ABB will give each business line undiluted global business responsibility to increase agility and customer focus to drive the Next Level strategy. A streamlined, market-focused regional organization and a new Executive Committee structure will take effect on Jan. 1, 2015.

Peter Terwiesch, who has been head of ABB in Central Europe and Germany since 2011, is appointed to the ABB Group Executive Committee as head of the Process Automation division succeeding Veli-Matti Reinikkala. Terwiesch joined ABB in 1994 and was Chief Technology Officer from 2005 to 2011, when he assumed his current role. A new country manager for Germany will be announced in due course.

The number of regions will be reduced from eight to three and will be under direct EC responsibility, removing one level of hierarchy:

•                  Asia, Middle East and Africa, led by Frank Duggan, who will also be responsible for Account Management across the ABB Group.

•                  Americas, led by Greg Scheu, who will also continue to lead Integration and Service across the ABB Group.

•                  Europe, led by Veli-Matti Reinikkala, who will also be responsible for the regional implementation and execution of our newly introduced shared services concept.

EC members responsible for divisions will assume the following additional leadership responsibilities for business functions across ABB: Supply Chain Management will report to Bernhard Jucker, head of the Power Products division; Quality and Operational Excellence will report to Tarak Mehta, head of the Low Voltage Products division; and Marketing and Sales will report to Pekka Tiitinen, head of the Discrete Automation and Motion division.

Capital allocation and balance sheet priorities

ABB is committed to an efficient balance sheet and is strengthening its focus on capital efficiency. This goal is supported by a targeted net working capital program and the adoption of operational EBITA as a key performance management metric.

“ABB intends to maintain a solid balance sheet to support the Next Level strategy. This will continue to position us as a reliable, long-term bankable partner for our customers,” said CFO Eric Elzvik. “The share buyback of $4 billion announced today shows our commitment to deliver attractive returns to our shareholder base.”

The principles of capital allocation remain unchanged and reflect a solid balance between investing in profitable growth and providing returns to shareholders. Funding organic growth, providing a steadily rising sustainable dividend, making value-creating incremental acquisitions and returning additional cash to shareholders remain the priorities.

Under the share buyback of up to $4 billion, the company intends to allocate approximately three-quarters of the program for a reduction of share capital and the remainder to support its employee share plans globally.

Outlook 2014

Management confirms the outlook provided at the end of the second quarter.

More information

The Capital Markets Day press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference and an investor meeting in London, UK, starting at 8:30 a.m. and 11 a.m. British Summer Time (BST), respectively. The events will be webcast live at www.abb.com/cmd. The recorded sessions will be available for 12 months on our website.

Investor calendar
Third-quarter 2014 results	October 22, 2014
Fourth-quarter and full-year 2014 results	February 5, 2015
First-quarter 2015 results	April 29, 2015
Annual General Meeting 2015	April 30, 2015

ABB (www.abb.com) is a leader in power and automation technologies that enable utility, industry, and transport and infrastructure customers to improve performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 145,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “outlook,” or similar expressions. However, there are numerous risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, our ability to keep pace with competitors and technological developments, market acceptance of new products and services, changes in governmental regulations and currency exchange rates, and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

London/Zurich, Sept. 9, 2014

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 71 11	Affolternstrasse 44
(Zurich, Switzerland)	investor.relations@ch.abb.com	CH-8050 Zurich, Switzerland
Tel: +41 43 317 7111
Fax: +41 43 317 79 58
media.relations@ch.abb.com

Supplemental financial information

Capital Markets Day - September 09, 2014

The following financial measures are to supplement the Press Release and Capital Markets Day presentations. These supplemental financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Consolidated Financial Statements prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2013, 2012 and 2011.

Operational EBITA %

Definition

Operational EBITA %

Operational EBITA % is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

	Year ended December 31,
($ in millions)	2013	2012	2011
Amortization expense on intangibles assets other than goodwill	476	449	335
Of which:
Acquisition-related amortization	390	359	236
Other amortization expense	86	90	99

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Supplemental financial information

Capital Markets Day - September 09, 2014

Reconciliation: Operational EBITA %

	Year ended December 31,
($ in millions, unless otherwise indicated)	2013	2012	2011
Total revenues	41,848	39,336	37,990
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	15	(131)	188
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	5	21	33
Unrealized foreign exchange movements on receivables (and related assets)	(15)	20	(123)
Operational revenues	41,853	39,246	38,088

Income from operations	4,387	4,058	4,667
Acquisition-related amortization	390	359	236
Restructuring and restructuring-related expenses	252	180	164
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	181	199	107
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(60)	(135)	158
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(14)	28	32
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	11	43	(109)
Operational EBITA	5,147	4,732	5,255

Operational EBITA %	12.3%	12.1%	13.8%

Supplemental financial information

Capital Markets Day - September 09, 2014

Operational EBITDA margin

Definition

Operational EBITDA margin

Operational EBITDA margin is Operational EBITDA as a percentage of Operational revenues (as defined in Operational EBITA % above).

Operational EBITDA

Operational EBITDA represents Income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Supplemental financial information

Capital Markets Day - September 09, 2014

Reconciliation: Operational EBITDA

	Year ended December 31, 2013
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	9,915	7,729	8,497	11,032	8,375	(3,700)	41,848
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	(9)	5	14	6	(1)	—	15
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	7	7	(10)	—	5
Unrealized foreign exchange movements on receivables (and related assets)	(2)	(4)	(5)	(9)	5	—	(15)
Operational revenues	9,905	7,730	8,513	11,036	8,369	(3,700)	41,853

Income from operations	1,458	1,092	990	1,331	171	(655)	4,387
Depreciation and amortization	285	323	87	223	183	217	1,318
Restructuring and restructuring-related expenses	19	31	31	66	101	4	252
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	33	16	(6)	19	4	115	181
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(14)	8	(6)	(12)	(28)	(8)	(60)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	—	6	(21)	—	(14)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	1	(2)	—	4	9	(1)	11
Operational EBITDA	1,783	1,468	1,096	1,637	419	(328)	6,075

Operational EBITDA margin (%)	18.0%	19.0%	12.9%	14.8%	5.0%	—	14.5%

Supplemental financial information

Capital Markets Day - September 09, 2014

	Year ended December 31, 2012
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	9,405	6,638	8,156	10,717	7,852	(3,432)	39,336
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	3	(17)	(18)	(30)	(68)	(1)	(131)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	(4)	2	23	—	21
Unrealized foreign exchange movements on receivables (and related assets)	(3)	5	—	13	5	—	20
Operational revenues	9,405	6,626	8,134	10,702	7,812	(3,433)	39,246

Income from operations	1,469	856	912	1,328	7	(514)	4,058
Depreciation and amortization	263	250	82	209	174	204	1,182
Restructuring and restructuring-related expenses	(4)	23	28	65	52	16	180
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	8	106	2	1	70	12	199
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(2)	(21)	(27)	(43)	(44)	2	(135)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	2	6	21	—	28
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	2	5	4	19	10	3	43
Operational EBITDA	1,735	1,219	1,003	1,585	290	(277)	5,555

Operational EBITDA margin (%)	18.4%	18.4%	12.3%	14.8%	3.7%	—	14.2%

Supplemental financial information

Capital Markets Day - September 09, 2014

	Year ended December 31, 2011
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	8,806	5,304	8,300	10,869	8,101	(3,390)	37,990
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	29	16	39	49	56	(1)	188
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	(2)	17	19	—	33
Unrealized foreign exchange movements on receivables (and related assets)	(17)	(5)	(19)	(34)	(48)	—	(123)
Operational revenues	8,817	5,315	8,318	10,901	8,128	(3,391)	38,088

Income from operations	1,294	904	963	1,476	548	(518)	4,667
Depreciation and amortization	251	116	83	200	144	201	995
Restructuring and restructuring-related expenses	10	20	8	70	54	2	164
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	90	—	—	—	—	17	107
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	29	21	(4)	58	16	38	158
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	2	—	(2)	14	19	(1)	32
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(12)	(2)	(20)	(36)	(38)	(1)	(109)
Operational EBITDA	1,664	1,059	1,028	1,782	743	(262)	6,014

Operational EBITDA margin (%)	18.9%	19.9%	12.4%	16.3%	9.1%	—	15.8%

Supplemental financial information

Capital Markets Day - September 09, 2014

Operational EPS

Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining Basic EPS.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:

i)	restructuring and restructuring-related expenses,
ii)	gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items,
iii)

foreign exchange/commodity timing differences in Income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

iv)	acquisition-related amortization (as defined in Operational EBITA % above).

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing the provision for income taxes by income from continuing operations before taxes. The calculation excludes the amount of gains and losses from sale of businesses and the related provision for income taxes.

Reconciliation

	Year ended December 31,
	2013		2012		2011
($ in millions, except per share data in $)		EPS(1)		EPS(1)		EPS(1)
Net income (attributable to ABB)	2,787	1.21	2,704	1.18	3,168	1.38
Restructuring and restructuring-related expenses(2)	182	0.08	132	0.06	119	0.05
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items(3)	131	0.06	146	0.06	78	0.04
FX/commodity timing differences in Income from operations(2)	(46)	(0.02)	(47)	(0.02)	59	0.03
Acquisition-related amortization(2)	282	0.12	263	0.11	171	0.07
Operational net income	3,336	1.45	3,198	1.39	3,595	1.57

(1)	EPS amounts are computed separately, therefore the sum of the per share amounts shown may not equal to the total.
(2)	Net of tax at the Adjusted Group effective tax rate.
(3)	Net of tax at the Adjusted Group effective tax rate, except for gains and losses from sale of businesses which are net of the actual related provision for taxes.

Supplemental financial information

Capital Markets Day - September 09, 2014

Net debt / (Net cash)

Definition

Net debt / (Net cash)

Net debt / (Net cash) is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents and Marketable securities and short-term investments.

Reconciliation

	December 31,
($ in millions)	2013	2012	2011	2010	2009	2008

Short-term debt and current maturities of long-term debt	453	2,537	765	1,043	161	354
Long-term debt	7,570	7,534	3,231	1,139	2,172	2,009
Total debt	8,023	10,071	3,996	2,182	2,333	2,363

Cash and equivalents	6,021	6,875	4,819	5,897	7,119	6,399
Marketable securities and short-term investments	464	1,606	948	2,713	2,433	1,354
Cash and marketable securities	6,485	8,481	5,767	8,610	9,552	7,753
Net debt / (Net cash)	1,538	1,590	(1,771)	(6,428)	(7,219)	(5,390)

Supplemental financial information

Capital Markets Day - September 09, 2014

Cash return on invested capital (CROI)

Definition

Cash return on invested capital (CROI)

Cash return on invested capital is calculated as Adjusted cash return divided by Capital invested.

Adjusted cash return

Adjusted cash return is calculated as the sum of i) net cash provided by operating activities and ii) interest paid.

Adjusted total fixed assets

Adjusted total fixed assets is the sum of i) property, plant and equipment, net, ii) goodwill, iii) other intangible assets, net, and iv) investments in equity-accounted companies less v) deferred tax liabilities recognized in certain acquisitions.

Net working capital

Net working capital is the sum of i) receivables, net, ii) inventories, net, and iii) prepaid expenses; less iv) accounts payable, trade, v) billings in excess of sales, vi) advances from customers and vii) other current liabilities (excluding primarily: a) income taxes payable, b) current derivative liabilities, and c) pension and other employee benefits).

Capital invested

Capital invested is the sum of i) Adjusted total fixed assets, ii) Net working capital and iii) Accumulated depreciation and amortization.

Supplemental financial information

Capital Markets Day - September 09, 2014

Reconciliation: Cash return on invested capital (CROI)

($ in millions, unless otherwise indicated)	Year ended December 31,
	2013	2012	2011
Net cash provided by operating activities	3,653	3,779	3,612
Interest paid	287	189	165
Estimate to annualize the net cash provided by operating activities of certain acquisitions(1)	86	(8)	27
Adjusted cash return	4,026	3,960	3,804

	December 31,
	2013	2012	2011
Property, plant and equipment, net	6,254	5,947	4,922
Goodwill	10,670	10,226	7,269
Other intangible assets, net	3,297	3,501	2,253
Investments in equity-accounted companies	197	213	156
Total fixed assets	20,418	19,887	14,600
Less: deferred taxes recognized in certain acquisitions(2)	(1,959)	(1,773)	(693)
Adjusted total fixed assets	18,459	18,114	13,907

Receivables, net	12,146	11,575	10,773
Inventories, net	6,004	6,182	5,737
Prepaid expenses	252	311	227
Accounts payable, trade	(5,112)	(4,992)	(4,789)
Billings in excess of sales	(1,714)	(2,035)	(1,819)
Advances from customers	(1,726)	(1,937)	(1,757)
Other current liabilities(3)	(3,541)	(3,544)	(3,183)
Net working capital	6,309	5,560	5,189

Accumulated depreciation of property, plant and equipment	7,127	6,599	6,121
Accumulated amortization of intangible assets including goodwill(4)	2,793	2,321	1,900
Accumulated depreciation and amortization	9,920	8,920	8,021

Capital invested	34,688	32,594	27,117

Cash return on invested capital (CROI)	11.6%	12.1%	14.0%

(1)       Power-One (2013); Thomas & Betts (2012); Baldor (2011)

(2)       Power-One, Thomas & Betts and Baldor (2013); Thomas & Betts and Baldor (2012); Baldor (2011)

(3)       Other current liabilities in Net working capital excludes $701 million, $793 million and $1,061 at December 31, 2013, 2012 and 2011, respectively, related primarily to: a) income taxes payable, b) current derivative liabilities, and c) pension and other employee benefits.

(4)       Includes accumulated goodwill amortization recorded before Dec. 31, 2001.

Supplemental financial information

Capital Markets Day - September 09, 2014

Free cash flow conversion to net income

Definition

Free cash flow conversion to net income

Free Cash Flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB.

Free cash flow (FCF)

Free cash flow is calculated as net cash provided by operating activities adjusted for: i) purchases of property, plant and equipment and intangible assets, ii) proceeds from sales of property, plant and equipment, and iii) changes in financing and other non-current receivables, net (included in other investing activities).

Reconciliation

	Year ended December 31,
($ in millions, unless otherwise indicated)	2013	2012	2011	2010	2009	2008

Net cash provided by operating activities	3,653	3,779	3,612	4,197	4,027	3,958
adjusted for the effects of:
Purchases of property, plant and equipment and intangible assets	(1,106)	(1,293)	(1,021)	(840)	(967)	(1,171)
Proceeds from sales of property, plant and equipment	80	40	57	47	36	94
Changes in financing receivables and other non-current receivables(1)	5	29	(55)	(7)	(7)	7
Free cash flow	2,632	2,555	2,593	3,397	3,089	2,888

Net income attributable to ABB	2,787	2,704	3,168

Free cash flow (FCF) conversion to net income	94%	94%	82%

(1)

In 2013, 2012, 2011 and 2010 included in “Other investing activities” — see Consolidated Statements of Cash Flows in the 2013 Annual Report for the years ended 2013, 2012 and 2011 and the 2012 Annual Report for the year ended 2010.

Revenue Growth / Orders Growth (like-for-like)

The like-for-like growth rates of revenues and orders are calculated by adjusting reported revenues and orders, in both the current and comparable periods, for the effects of currency translation and portfolio changes. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported revenues and orders of such business are adjusted to exclude the revenues and orders of any corresponding quarters which are not comparable when computing the like-for-like growth rate. In addition, certain other adjustments, which affect the business portfolio but do not qualify as a divestment, are treated in a similar manner to a divestment. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million per year.

Press Release

ABB Board of Directors proposes
David Constable for election as new member

Constable, CEO of Sasol, is experienced in EPC and process industries

London/Zurich, September 9, 2014 — ABB’s Board of Directors has unanimously proposed David Constable as a new member. The shareholders will vote on his nomination at the company’s next annual general meeting on April 30, 2015.

Constable is the President and CEO of Sasol Limited, a leading international integrated energy and chemicals company based in South Africa, and the former Group President of Operations of Fluor Corporation, where he served for more than 29 years in leadership positions. He is also a member of the WEF International Business Council and The Business Council in the United States. He is 52 and a Canadian national.

Since Constable’s appointment as President and CEO of Sasol, he has driven a comprehensive, group-wide change program, which has reset the organization’s strategies, priorities, culture, operating model, structures, systems and processes. Importantly, he has also shaped the group’s growth initiatives in southern Africa and North America, driving well-defined contracting strategies and world-class project execution.

“David Constable’s nomination to the board reflects ABB’s commitment to strengthen our expertise for EPC solutions and the process industries sector,” said Hubertus von Grünberg, Chairman of the Board. “His strong background and experience in a field where ABB recently faced challenges in the Power Systems division will further enrich our board. His strong link with Africa as an attractive region for ABB makes him a welcome new member of our board.”

Constable has extensive international experience. He has lived and worked in the United States, the Netherlands, Canada, Chile, Argentina and South Africa. He is married with two children.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

For more information please contact:
ABB Group Media Relations:	ABB Group Investor Relations:
Thomas Schmidt; Antonio Ligi	Switzerland: Tel. +41 43 317 7111
Switzerland: Tel. +41 43 317 7111	investor.relations@ch.abb.com
media.relations@ch.abb.com
http://twitter.com/ABBcomms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 11, 2014	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance